Exhibit 21.1

VENUS CONCEPT INC. – SUBSIDIARIES

No.	Name	Jurisdiction
1	Restoration Robotics, Inc. Limited	Hong Kong
2	Restoration Robotics Korea Yuhan Hoesa	South Korea
3	Venus Concept SL	Spain
4	Venus Concept Mexico SA DE SV	Mexico City, Mexico
5	Venus Concept GmbH	Germany
6	Venus Concept Australia PTY Ltd	Victoria, Australia
7	Venus Concept USA Inc.	Delaware, USA
8	Venus Concept Canada Corp.	Ontario, Canada
9	Venus Concept UK Limited	England and Wales, United Kingdom
10	Venus Concept Ltd	Israel
11	Venus Concept Israel Ltd	Israel
12	Venus Concept (Shanghai) Co., Ltd.	China
13	Venus Concept Japan Co., Ltd.	Japan
14	Venus Concept Korea Ltd.	South Korea
15	Venus Concept (HK) Limited	Hong Kong